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December 12, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Kim McManus

Re:	Exchange Place Advisors Trust (Registration No. 333-226989/811-23373)
Response to Examiner Comments on Post-Effective Amendment No. 39

Dear Ms. McManus:

On October 1, 2024, Exchange Place Advisors Trust (the “Registrant”) filed Post-Effective Amendment No. 39 (“PEA No. 39”) to its registration statement on Form N-1A seeking to register shares of a new portfolio of the Registrant: North Square RCIM Tax-Advantaged Preferred Securities ETF (the “Fund”). On November 18, 2024, the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") telephonically provided comments 1 through 16 below to PEA No. 39 to Andrew P. Cross and Tyler K. Buchholz of Blank Rome LLP. Additionally, on December 10, 2024, the Staff provided comments 17 and 18 below to PEA No. 39 to Andrew P. Cross of Blank Rome LLP. Please see the Registrant’s responses to such comments below, which the Registrant has authorized Blank Rome LLP to make on its behalf.

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) PEA No. 39 is scheduled to be automatically effective on December 15, 2024. The Registrant expects to file a Post-Effective Amendment on or before December 13, 2024, which will become effective on December 16, 2024, to reflect changes made in response to the Staff’s comments as set forth below, and certain other non-material clarifying and conforming changes.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 39. The section and page references that we refer to in the Registrant’s responses are references to the filed version of the PEA No. 39.

General Comments

1.	Comment: We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response: The Registrant and its management acknowledge the responsibility described above.

2.	Comment: Provide all missing information, and eliminate all blanks and bracketed items, for Staff review at least 5 business days before the effectiveness of PEA No. 39.

Response: The Registrant has provided the missing information for Staff review within the requested timeframe.

Fund Specific Comments

Cover Page

3.	Comment: Remove the delaying amendment language from the cover page.

Response: The Registrant has removed this language.

4.	Comment: Clarify that QTPI is the Fund’s (anticipated) listing symbol.

Response: The Registrant hereby clarifies that QTPI is the Fund’s listing symbol.

Summary Section – Fees and Expenses of the Fund

5.	Comment: If the Fund’s acquired fund fees and expenses exceed 0.01%, then include a corresponding line in the fee table.

Response: At present, these fees and expenses are not anticipated to exceed 0.01%. If applicable in the future, then the Registrant will add a corresponding line in the fee table.

6.	Comment: Remove the duplicate language immediately prior to the fee table.

Response: The Registrant will remove the duplicate language.

Summary Section – Principal Investment Strategies

7.        Comment: Please disclose here, in Item 9 or in the Fund’s Statement of Additional Information (“SAI”) that the Fund will consider the investments of underlying funds when determining compliance with its own “names rule” policy.

Response: The Registrant has added the requested disclosure.

8.        Comment: Please disclose here or in Item 9 that favorable QRD tax treatment applies only for dividends distributed through 2025.

Response: The Registrant has added the requested disclosure.

9.	Comment: Please expand this disclosure or the disclosure in Item 9 to explain what is meant by “other capital securities issued by financial institutions and corporate issuers for purposes of equity capital credit from Nationally Recognized Statistical Rating Organizations.

Response: The Registrant has added the requested disclosure.

10.	Comment: Please include disclosure (near the end of the second paragraph) that explains the concept of duration and includes a brief example. For example, state that duration is a measure of price sensitivity in response to changes in interest rates.

Response: The Registrant has added the requested disclosure regarding the concept of duration. The Registrant respectfully notes that its Interest Rate Risk disclosures (i.e., in both the summary and main prospectus disclosures) include an example of duration.

11.       Comment: Please modify “may invest” to “will invest” in the last sentence of the third paragraph relating to concentration of investments.

Response: The Registrant has made the requested modification.

Summary Section – Principal Risks of Investing in the Fund

12.       Comment: In Foreign Investment Risk, if emerging markets are included in the Fund’s principal investment strategies, then please state as such and provide a definition of emerging market countries; or, if not part of the Fund’s principal investment strategies, remove the reference to emerging markets.

Response: The Registrant has removed the reference.

13.	Comment: In ETF Risks, if the Fund will invest in instruments traded outside of a collateralized settlement system, then please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that (i) to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders, and no other authorized participant is able to step forward to do so, there may be significantly diminished trading market for the Fund’s shares and (ii) this situation could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has added the requested disclosure.

14. Comment: In Foreign Investment Risk, please disclose that where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed is open, there may be changes between the last quote from the closed foreign market and the value of the securities the Fund’s trading day. Please also disclose that this situation could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has added the requested disclosure.

SAI – PURCHASE AND REDEMPTION OF FUND SHARES; Purchasing Creation Units; Acceptance of Purchase Order

15. Comment: Under the sub-heading Acceptance of Purchase Order (p. 43), delete the clauses that relate to rejection of a purchase order because of adverse tax consequences (clause (d)) and because it would have an adverse effect on the Trust, the Fund or the rights of beneficial owners (clause (f)).

Response: The Registrant has deleted the clauses identified in this comment.

PART C. EXHIBITS, ITEM 28

16.	Comment: Please file a legal opinion that relates to the specific securities covered by this particular opinion (the incorporated legal opinions do not address the securities covered by this post-effective amendment).

Response: The Registrant will file an update to the opinion letter that relates to the specific securities covered by this particular opinion.

CONTINGENT CONVERTIBLE SECURITIES

17.	Comment: Please confirm that the Fund will not consider contingent convertible securities (CoCos) to be preferred securities for purposes of its 80% “policy” under Rule 35d-1 of the Investment Company Act of 1940 (the “Names Rule Policy”).

Response: In response to the Staff’s comment, the Registrant has revised the Fund’s name to the “North Square RCIM Tax-Advantaged Preferred and Income Securities ETF”, has made corresponding revisions to the Fund’s Names Rule Policy in its investment strategies disclosure in the Prospectus, and has also made additional revisions of a clarifying nature throughout the Fund’s registration statement that are consistent with the Fund’s name.

18.	Comment: Do the risks of investing in CoCos include the loss of dividend issuance and subordinated position in the event of an issuer’s bankruptcy? Please clarify in your disclosure, as necessary.

Response: The Registrant has added the requested clarifications to its Prospectus risk disclosure related to CoCos.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos